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                                                                     Exhibit 2.1


                                 BASIC AGREEMENT
            REGARDING THE ASSIGNMENT OF ASSETS OF THE HASLER DIVISION


                             BETWEEN THE UNDERSIGNED


1. The company K-TRON (SUISSE) SA, a limited company with registered office at 5702 Niederlenz, Switzerland, represented by Mr Lukas GUNTHARDT in his capacity as authorized representative of the Board of Directors with full authority for the present purposes, it being stipulated that the various transactions referred to herein were unanimously resolved by the Board of Directors on July 31, 2001,


                                        (hereinafter referred to as "K-TRON CH")


                                       AND


2. The company MJ ENTREPRISES SA (whose firm was changed by decision of July 17, 2001 to "HASLER International SA"), a limited company with registered office at 38780 Pont-Eveque, France, represented by Mr Michel JAMEY in his capacity as Chairman and Chief Executive with full authority for the present purposes, it being stipulated that the various transactions referred to herein were unanimously resolved by the Board of Directors on May 3, 2001,


                                        (hereinafter referred to as "MJ FRANCE")


                              (jointly hereinafter referred to as "the PARTIES")
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                                      -2-


                     THE FOLLOWING WAS FIRSTLY MADE EXPLICIT


K-Tron CH has notified MJ France of its wish to dispose of the entire business of the HASLER division (regarding the totality of the HASLER products) located in Neuchatel and Niederlenz in Switzerland and at Lengerich in Germany, i.e. the development, manufacture, distribution and commercialization of machines, appliances and technical equipment intended for weighing, dosing and mixing bulk materials (referred to below as the "Activity") used in industrial manufacturing processes ("Heavy Duty Industry", Annex 1) including the fixed and intangible assets needed to the Activity.


MJ France is interested in the acquisition of this Activity by its two subsidiary companies, HASLER Suisse Sarl ("H CH") and HASLER Deutschland GmbH ("H BRD") (registered to date under the name of melfed 27. Vermogensverwaltungs
GmbH) (referred to jointly as the "Assignees"), in the form of an assignment of assets. In principle, K-Tron CH is willing to accept MJ France as a partner, who wishes to involve its two subsidiaries in this transaction as Assignees. However, K-Tron CH can only accept this concept on the condition that MJ France undertakes to be bound to the assignment of the Activity by its two subsidiaries as a joint and several debtor. In the context of this acquisition of the Activity, MJ France therefore is bound as a joint and several debtor of the Assignees.


It is made clear that MJ France, which is to take over the entire activity via H CH and H BRD, will transfer to France all the related manufacture which is currently located in Niederlenz.


The concept on which the parties concerned have reached agreement following extensive correspondence relating to the assignment of the Activity necessitates various transactions involving respectively several parties for its realization. For the purpose of implementation of said assignment, various interdependent contracts are required because the concept can only be implemented on condition that all the contracts are signed in the sense of <<supplementary contracts>>,



                 THE PARTIES HAVE AGREED TO PROCEED AS FOLLOWS:
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A.    CONCEPT


a) K-Tron CH, as the Assignor, will transfer the Activity to the two - recently founded - subsidiary companies of MJ France, namely H CH and H BRD. The terms for this transaction are set out in the respective Asset Assignment Agreements with the said companies.


b) In the framework of the assignment of the entire activity of the HASLER division, K-Tron CH will participate in the increase of the share capital of MJ France. This investment amounts to FF 2,484,000. -- and corresponds to 19.9% of the total augmented share capital of MJ France. MJ France will make the sum invested by K-Tron CH available to its two subsidiaries, H CH and H BRD, which have undertaken to pay these funds to K-Tron CH as an instalment against the price of the Activity which has been assigned to them according to the respective terms of payment set out in the respective Asset Assignment Agreements. As shareholder in MJ France, K-Tron will sign a shareholders agreement.


c) In the framework of the acquisition of the Activity, H BRD will be established in the premises of K-Tron Deutschland GmbH HASLER Division in Lengerich. To this effect, H BRD will sign a lease contract (Lease Contract "Lengerich") with K-Tron Deutschland GmbH.


d) In the framework of the acquisition of the Activity, H CH will be installed in the premises actually occupied by K-Tron CH in Neuchatel. To this effect, H CH will take over the respective lease contracts according to the terms set out in the respective Asset Assignment Agreement.


e) The payment to K-Tron CH of the purchase price by H CH and H BRD will be made according to the Asset Assignment Agreements as follows:


      -   CHF  1,000,000.-- payable on the day of signing of the Asset
                            Assignment Agreements


      -   FF   2,484,000.-- payable in EUROS (378,683.35) within ten days of the signing of the Asset Assignment Agreements (amount corresponding to the participation in MJ France in the framework of the increase of its share capital)
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                                      -4-


      -   CHF  3,017,327.-- (+ interest) by partial payments spread over seven years according to the terms of payment set out in the two Asset Assignment Agreements


f) In order to guarantee the payment to K-Tron CH of the Goodwill price by H CH and H BRD according to the terms of the respective Asset Assignment Agreements, the parent company of K-Tron CH, i.e. K-Tron International Inc., will conclude a life insurance for the Chairman and Chief Executive of MJ France, Mr Michel JAMEY, naming K-Tron CH as the beneficiary in the event of the death or disability of Mr Michel JAMEY. Mr Michel JAMEY agrees to undergo any necessary medical examination and to furnish all the information necessary for this insurance policy to be concluded.



B.    CONTRACTS


MJ France commits itself as a joint and several debtor of its two subsidiaries, H CH and H BRD, in respect of all commitments entered into by the latters in relation to the assignment of the Activity.


The parties undertake to sign the following contracts/agreements as soon as they have been finalized, said documents being required for realization of the assignment of the Activity.


1.    Basic Agreement
      Contracting parties:  K-Tron CH and MJ France


2.    Asset Assignment Agreement "CH"
      Contracting parties:  K-Tron CH and MJ France and H CH


3.    Asset Assignment Agreement "BRD"
      Contracting parties:  K-Tron CH and MJ France and H BRD


4.    Lease Contract "Lengerich"
      Contracting parties:  K-Tron Deutschland GmbH and H BRD and MJ France as debtor with joint and several liability
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                                      -5-



5.    Shareholders Agreement
      Contracting parties:  shareholders of MJ France (see chart in Annex 2)



C.    INTERDEPENDENCE OF THE DIFFERENT CONTRACTS


Since the Activity will be taken over firstly by the Swiss subsidiary of MJ France, i.e. H CH, and secondly by the German subsidiary of MJ France, i.e. H BRD, MJ France undertakes, both in its own name and in that of its two subsidiaries, to sign all the contracts necessary for the purpose of realization of the assignment.


D.    TERMINATION OF THE DISTRIBUTION CONTRACT


Following the assignment of the Activity, the parties hereby agree to terminate the Distribution Contract signed on October 25, 1995 in respect of HASLER products of the HASLER division (Annex 3) with effect from the date of signing of the contracts pursuant to paragraph B, sections 1, 2 and 3. The said distribution contract will cease to be necessary after that date. It is stated that none of the parties will incur any financial consequences from the termination of the said distribution contract.


E.    PROTOCOL OF AGREEMENT


It is stated that, independently of the assignment of the Activity, the Protocol of Agreement signed on October 25, 1995 (Annex 4) remains valid. The various payments (monthly instalments) due to K-Tron CH according to the clauses of said protocol will be paid by M. JAMEY and MJ France - both as joint and several debtors - according to the respective terms of payment until the full outstanding balance remaining due has been paid.


F.    SODER PRODUCTS


In addition to the assignment by K-Tron CH to H CH and H BRD of the Activity concerning HASLER products, the parties agree on the following regarding the


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                                      -6-



distribution of SODER products (Annex 5) intended for the "Heavy Duty Industry" (Annex 1) in order to guarantee the continuity of their relevant business relations:


As has been the case up to now, MJ France will order/purchase the SODER products from K-Tron CH for distribution into the "Heavy Duty Industry" markets (Annex
1). The SODER products will be purchased at 85% of the published Swiss list prices (Annex 5).


In respect of the SODER products, the parties undertake, for a five-year period, not to compete with each other on the markets of the "heavy duty industry" and "light duty industry", comprising the industries figuring in the - non exhaustive - list, in Annexes 1 and 6. In the event of disagreement over the markets (industries) served, the parties will take account of historic usage to settle the dispute in question (existing SODER clients of K-Tron CH will be served by the latter while the HASLER clients - former clients of K-Tron CH - will be served by MJ France). In cases where HASLER and SODER products are traditionally used at the same time, which is the case among others for the Gypsum and Wallboard manufacturing industries, the party whose offer was first submitted to the client will be have the right to further handle the project in question.


G.    NON - COMPETITION CLAUSE


K-Tron CH undertakes, for a period of 5 years, not to compete with MJ France or its subsidiary companies - H CH and H BRD - in respect of the HASLER products according to the list set out in Annex 10 to the Asset Assignment Agreements CH and BRD in the "heavy duty industry" markets, but its only undertaking in this regard is to refrain from using its own name for this purpose.


H.     "LAFARGE LA COURONNE" PROJECT


Following the assignment of the Activity of K-Tron CH to H CH and H BRD the parties agree, with a view to guaranteeing the proper continuation of the "Lafarge La Couronne" project (project No. 99424), to arrange the handling of said project according to the undertakings signed by the parties in the memo set out in Annex 7.
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I.    CONFIDENTIALITY CLAUSE / PUBLICATIONS


The Parties undertake to refrain from disclosing to third parties information about the circumstances and content of this contract and all other contracts relating to the assignment of the Activity without any limit in time with the exception of


- publication in the press of an announcement providing information about the present assignment, which will have been drafted beforehand by joint agreement between the parties, and


- information which K-Tron CH is required to publish by the laws of the United States of America, namely the SEC Rules & Regulations (Securities Exchange Commission), and


- information which must be communicated by way of general orientation of the new situation/organization of the HASLER division to the staff/representatives of the parties, and


- information which K-Tron CH would wish to communicate (orally) to their financial analysts and/or investors, and


- information and draft documents which MJ France would wish to communicate to its legal advisors who are bound by professional secrecy.



J.    NULL AND VOID OR INVALID PROVISIONS


The fact that any particular provision is null and void or invalid does not cause the other clauses of this contract to become null and void or invalid. The parties are obliged to replace the null and void or invalid clause by a provision which approximates as closely as possible to the meaning and purpose of said clause.


K.    RESERVATION OF THE WRITTEN FORM


Amendments and additions to this agreement are valid only if they are made in writing. The reservation of the written form itself can only be modified by joint agreement in writing between the parties.
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L.    APPLICABLE LAW AND PLACE OF JURISDICTION


THIS AGREEMENT IS GOVERNED BY SWISS LAW. Application of the United Nations Agreement of 11 April 1980 on contracts for the international sale of goods is explicitly excluded.


All disputes between the parties relating to this agreement will be subject to the sole jurisdiction at the place where K-Tron CH has its registered office.


Established in NIEDERLENZ on JULY 31, 2001


In as many originals as the undersigned.


K-TRON (SUISSE) SA                         MJ ENTREPRISES SA





/S/ Lukas Gunthardt                        /S/ Michel Jamey
---------------------------------          ---------------------------------
Lukas GUNTHARDT                            Michel JAMEY





/S/ Michel Jamey
---------------------------------
Michel JAMEY



Annex 1:    "Heavy Duty Industry" list
Annex 2:    "Concept" chart
Annex 3:    Distribution Contract of October 25, 1995
Annex 4:    Protocol of Agreement of October 25, 1995
Annex 5:    List/Prices of SODER products on CD
Annex 6:    "Light Duty Industry" list
Annex 7:    Memo "Lafarge La Couronne" project